American Home Alliance Corporation 706 Orchid Drive, Suite D Bakersfield, California 93308

November 18, 2014

Ms. Laura Veator, Staff Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549

RE:	Further to Your Letter of August 4, 2014;
American Home Alliance Corporation;
Amendment No. 1 to Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013; Filed June 2, 2014;
File No. 033-134764-NY

Dear Ms. Veator:

Please allow this letter to serve to supplement my letter to you of September 14, 2014 and to respond to the request that you made recently.

          We understand the need to revise our control systems and our procedures as our circumstances change or as we face challenges in our business environment. As appropriate, we will continue to review and monitor our situation to ensure that we can fulfill our corporate obligations as good citizens need to do. In that respect, should have any additional concerns, please know that we welcome your comments and we stand ready to take any additional action as may be needed.

Finally and as requested in your letter, allow me to confirm that:

* The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your kind assistance and continued cooperation.

Sincerely,

/s/ Lisa Norman
Lisa Norman Chief Executive Officer